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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: MAY 2010	Commission File Number: 1-12384

SUNCOR ENERGY INC.
(Name of registrant)

112 Fourth Avenue S.W.
P.O. Box 38
Calgary, Alberta
Canada, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☐                        Form 40-F    ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                        No  ☒

If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

        N/A

 CONTROLS AND PROCEDURES

A.
Disclosure Controls and Procedures

  See page number 29 of Exhibit 99.2.

B.
Changes in Internal Control Over Financial Reporting

  See page number 29 of Exhibit 99.2.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.
Date: May 4, 2010	By:	"Shawn Poirier" Shawn Poirier Assistant Corporate Secretary

 EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release Dated May 4, 2010
99.2	Management's Discussion and Analysis for the first quarter ended March 31, 2010
99.3	Unaudited Interim Consolidated Financial Statements for the period ended March 31, 2010
99.4	Certification of the President and Chief Executive Officer
99.5	Certification of the Chief Financial Officer

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CONTROLS AND PROCEDURES
SIGNATURES
EXHIBIT INDEX